10-3-94                 General Reporting Rules                      2018-E

     The official text of Form 12b-25 is shown below. However, it has been reduced for editorial reasons and should be enlarged to 8 1/2" by 11" before use or copies may be obtained from the SEC Office of Publications at 202- 942-4046 or from an SEC regional office [see 30,211]. NOTE: Form 126-25 may also be used by small business issuers to notify the SEC of the late filing of FORM 10-KSB and Form 10-QSB.


              UNITED STATES                                OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION              OMB Number:        3235-0058
        Washington, D.C. 20549
                                                   Estimated average burden
                                                Hours per response......2.50
                           FORM 12b-25
                                            Commission File Number:    1-15913
                 NOTIFICATION OF LATE FILING

(Check One): []Form 10-K []Form 20-F []Form 11-K [X]Form 10-Q [] Form N-SAR

                  For Period Ended:    November 30, 2002
                  [    ] Transition Report on Form 10-K
                  [    ] Transition Report on Form 20-F
                  [    ] Transition Report on Form 11-K
                  [    ] Transition Report on Form 10-Q
                  [    ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

United States Basketball League, Inc.
Full Name of Registrant


Former Name if Applicable

                              46 Quirk Road
             Address of Principal Executive Office (Street and Number)

                            Milford, CT  06460
                         City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

     State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

     The Company will be delayed in the filing of its 10-Q, because the Company's auditors are still reviewing the second quarter Form 10-Q figures.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

 Richard J. Blumberg Esq.            (212)                      448-1100
       (Name)                    (Area Code)              (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s) X Yes ___ No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion __Yes XX No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                     United States Basketball League, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   January 13,  2003           By    /s/ Daniel Meisenheimer, III
                              Daniel Meisenheimer, III, Chief Executive Officer